Exhibit 21.1

Table of Subsidiaries of H&E Equipment Services, Inc.

Jurisdiction
Name	of Incorporation

H&E California Holding, Inc.	CA
H&E Equipment Services (California), LLC	DE
H&E Finance Corp.	DE
GNE Investments, Inc.	WA
Great Northern Equipment, Inc.	MT